Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 1570 Registration Statement Nos. 333-221595; 333-221595-01 Dated February 1, 2019 Filed pursuant to Rule 433

Structured Investments

Contingent Income Buffered Auto-Callable Securities due March 2, 2021, with 6-month Initial Non-Call Period

All Payments on the Securities Based on the Worst Performing of the SPDR® S&P® Oil & Gas Exploration & Production ETF and the Market Vectors Gold Miners ETF

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Underlying indices:	SPDR® S&P® Oil & Gas Exploration & Production ETF (the “XOP Shares”) and Market Vectors Gold Miners ETF (the “GDX Shares”). For more information about the underlying shares, see the accompanying preliminary terms.
Stated principal amount:	$1,000 per security
Pricing date:	February 25, 2019
Original issue date:	February 28, 2019 (3 business days after the pricing date)
Maturity date:	March 2, 2021
Early redemption:

The securities are not subject to automatic early redemption until approximately six months after the original issue date. Following this initial 6-month non-call period, if, on any redemption determination date, beginning on August 26, 2019, the determination closing price of each of the underlying shares is greater than or equal to its respective initial share price, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the determination closing price of either of the underlying shares is below its respective initial share price on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent monthly coupon with respect to the related observation date.
Contingent monthly coupon:

A contingent monthly coupon at an annual rate of at least 13.80% (corresponding to at least approximately $11.50 per month per security, to be determined on the pricing date) will be paid on the securities on each coupon payment date but only if the determination closing price of each of the underlying shares is at or above its respective coupon barrier level on the related observation date.

If, on any observation date, the determination closing price of either of the underlying shares is less than its respective coupon barrier level, no contingent monthly coupon will be paid with respect to that observation date. It is possible that one or both of the underlying shares will remain below their respective coupon barrier levels for extended periods of time or even throughout the entire 2-year term of the securities so that you will receive few or no contingent monthly coupons.

Payment at maturity:

If the securities are not redeemed prior to maturity, investors will receive a payment at maturity determined as follows:

•  If the final share price of each of the underlying shares is greater than or equal to 85% of its respective initial share price, meaning that neither of the underlying shares has decreased by an amount greater than the buffer amount of 15% from its respective initial share price:

the stated principal amount and the contingent monthly coupon with respect to the final observation date

•   If the final share price of either of the underlying shares is less than 85% of its respective initial share price, meaning that either of the underlying shares has decreased by an amount greater than the buffer amount of 15% from its respective initial share price:

$1,000 + [$1,000 x (share percent change of the worst performing underlying shares + 15%)]

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000. However, under no circumstances will the securities pay less than the minimum payment at maturity of $150 per security.

Minimum payment at maturity:	$150 per security (15% of the stated principal amount)
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $955.00 per security, or within $15.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.
Terms continued on the following page

Overview

The securities offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities have the terms described in the accompanying preliminary terms, product supplement, index supplement and prospectus. The securities do not provide for the regular payment of interest and provide a minimum payment at maturity of only 15% of the stated principal amount. Instead, the securities will pay a contingent monthly coupon but only if the determination closing price of each of the SPDR® S&P® Oil & Gas Exploration & Production ETF and the Market Vectors Gold Miners ETF, which we refer to as the underlying shares, is at or above 85% of its respective initial share price, which we refer to as the coupon barrier level, on the related observation date. If, however, the determination closing price of either of the underlying shares is less than its respective coupon barrier level on any observation date, we will pay no interest for the related monthly period. Beginning after six months, the securities will be automatically redeemed if the determination closing price of each of the underlying shares is greater than or equal to its respective initial share price on any monthly redemption determination date for the early redemption payment equal to the sum of the stated principal amount plus the related contingent monthly coupon. No further payments will be made on the securities once they have been redeemed. At maturity, if the securities have not previously been redeemed and the final share price of each of the underlying shares is greater than or equal to 85% of its respective initial share price, meaning that neither of the underlying shares has declined by an amount greater than the buffer amount of 15%, the payment at maturity will be the stated principal amount and the related contingent monthly coupon. However, if the final share price of either of the underlying shares is less than 85% of its respective initial share price, meaning that either of the underlying shares has declined by an amount greater than the buffer amount of 15%, investors will lose 1% for every 1% decline in the final share price of the worst performing underlying shares from its initial share price beyond the buffer amount of 15%. Accordingly, investors in the securities must be willing to accept the risk of losing up to 85% of their initial investment and also the risk of not receiving any contingent monthly coupons throughout the 2-year term of the securities. The securities are for investors who are willing to risk their principal and seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving no monthly interest over the entire 2-year term and in exchange for the possibility of an automatic early redemption prior to maturity. Because the payment of contingent monthly coupons is based on the worst performing of the underlying shares, the fact that the securities are linked to two underlying shares does not provide any asset diversification benefits and instead means that a decline in the price of either of the underlying shares below the relevant coupon barrier level will result in no contingent monthly coupons, even if the other underlying shares closes at or above its respective coupon barrier level. Because all payments on the securities are based on the worst performing of the underlying shares, a decline of either of the underlying shares by an amount greater than the buffer amount as of the final observation date will result in a loss of your investment, even if the other underlying shares has appreciated or has not declined as much. Investors will not participate in any appreciation of either of the underlying shares. The securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319001386/dp101774_fwp-ps1570.htm

Terms continued from previous page:

Determination closing price:	With respect to each of the underlying shares, the closing price of such underlying shares on any redemption determination date or observation date (other than the final observation date), times the adjustment factor on such redemption determination date or observation date, as applicable.
Redemption determination dates:	Monthly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms, subject to postponement for non-trading days and certain market disruption events.
Early redemption dates:	Starting on August 29, 2019 (approximately six months after the original issue date), monthly. See “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms. If any such day is not a business day, that early redemption payment, if payable, will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day.
Coupon threshold level:	With respect to the XOP Shares: 85% of its initial share price With respect to the GDX Shares: 85% of its initial share price
Buffer amount:

With respect to each of the underlying shares, 15%. As a result of the buffer amount of 15%, the price at or above which each of the underlying shares must close on the final observation date so that investors do not suffer a loss on their initial investment in the securities is as follows:

With respect to the XOP Shares: 85% of its initial share price

With respect to the GDX Shares: 85% of its initial share price

Initial share price:	With respect to the XOP Shares, the closing price on the pricing date With respect to the GDX Shares, the closing price on the pricing date
Final share price:	With respect to each of the underlying shares, the closing price of such underlying shares on the final observation date times the adjustment factor on such date
Adjustment factor:	With respect to each of the underlying shares, 1.0, subject to adjustment in the event of certain events affecting such underlying shares
Worst performing underlying shares:	The underlying shares with the larger percentage decrease from the respective initial share price to the respective final share price
Share percent change:	With respect to each of the underlying shares: (final share price – initial share price) / initial share price
Coupon payment dates:	Monthly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms. If any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day; provided that the contingent monthly coupon, if any, with respect to the final observation date shall be paid on the maturity date.
Observation dates:	Monthly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms, subject to postponement for non-trading days and certain market disruption events. We also refer to February 25, 2021, which is the third scheduled business day preceding the scheduled maturity date, as the final observation date.
CUSIP / ISIN:	61768DN27 / US61768DN278
Listing:	The securities will not be listed on any securities exchange.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities provide a minimum payment at maturity of only 15% of your principal.

•	The securities do not provide for the regular payment of interest and may pay no interest over the entire term of the securities.
•	You are exposed to the price risk of each of the underlying shares, with respect to both the contingent monthly coupons, if any, and the payment at maturity.
•	Investing in the securities exposes investors to risks associated with investments in securities with a concentration in the oil and gas exploration and production industry.
•	Investing in the securities exposes investors to risks associated with investments in securities with a concentration in the gold and silver mining industry.
•	The prices of the GDX Shares are subject to currency exchange risk.
•	The contingent monthly coupon, if any, is based only on the determination closing prices of the underlying shares on the related monthly observation date at the end of the related interest period.
•	Investors will not participate in any appreciation in the price of either of the underlying shares.
•	The market price will be influenced by many unpredictable factors.
•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.
•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.
•	Reinvestment risk.
•	The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the underlying shares.
•	The securities will not be listed on any securities exchange and secondary trading may be limited, and accordingly, you should be willing to hold your securities for the entire 2-year term of the securities.
•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.
•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers, and is not a maximum or minimum secondary market price.
•	Adjustments to the underlying shares or the indices tracked by the underlying shares could adversely affect the value of the securities.
•	The performance and market price of either of the underlying shares, particularly during periods of market volatility, may not correlate with the performance of its respective share underlying index, the performance of the component securities of such share underlying index or the net asset value per share of such underlying shares.
•	Not equivalent to investing in the underlying shares or the stocks composing the share underlying indices.
•	Hedging and trading activity by our affiliates could potentially affect the value of the securities.
•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.
•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples illustrate how to determine whether a contingent monthly coupon is paid with respect to an observation date and how to calculate the payment at maturity, assuming the securities are not redeemed prior to maturity. The following examples are for illustrative purposes only. Whether you receive a contingent monthly coupon will be determined by reference to the determination closing price of each of the underlying shares on each monthly observation date, and the amount you will receive at maturity will be determined by reference to the final share price of each of the underlying shares on the final observation date. The actual initial share price and coupon barrier level for each of the underlying shares will be determined on the pricing date. All payments on the securities are subject to our credit risk. The below examples are based on the following terms:

Hypothetical Contingent Monthly Coupon:

13.80% per annum (corresponding to approximately $11.50 per month per security)[1]

With respect to each coupon payment date, a contingent monthly coupon is paid but only if the determination closing price of each of the underlying shares is at or above its respective coupon barrier level on the related observation date.

Payment at Maturity (if the securities are not redeemed prior to maturity):

If the final share price of each of the underlying shares is greater than or equal to 85% of its respective initial share price: the stated principal amount and the contingent monthly coupon with respect to the final observation date.

If the final share price of either of the underlying shares is less than 85% of its respective initial share price:

$1,000 + [$1,000 x (share percent change of the worst performing underlying shares + 15%)]

Stated Principal Amount:	$1,000
Minimum Payment at Maturity:	$150 per security
Hypothetical Initial Share Price:	With respect to the XOP Shares: $26.00 With respect to the GDX Shares: $21.00
Hypothetical Coupon Barrier Level:	With respect to the XOP Shares: $22.10, which is 85% of its hypothetical initial share price With respect to the GDX Shares: $17.85, which is 85% of its hypothetical initial share price
Buffer Amount:	With respect to each of the underlying shares: 15%

* The actual contingent monthly coupon will be an amount determined by the calculation agent based on the actual contingent monthly coupon and the number of days in the applicable payment period, calculated on a 30/360 day-count basis. The hypothetical contingent monthly coupon of $11.50 is used in these examples for ease of analysis.

How to determine whether a contingent monthly coupon is payable with respect to an observation date:

	Determination Closing Price		Hypothetical Contingent Monthly Coupon
	XOP Shares	GDX Shares
Hypothetical Observation Date 1	$25.00 (at or above its coupon barrier level)	$20.00 (at or above its coupon barrier level)	$11.50
Hypothetical Observation Date 2	$23.00 (at or above its coupon barrier level)	$13.50 (below its coupon barrier level)	$0
Hypothetical Observation Date 3	$19.00 (below its coupon barrier level)	$25.75 (at or above its coupon barrier level)	$0
Hypothetical Observation Date 4	$18.00 (below its coupon barrier level)	$14.00 (below its coupon barrier level)	$0

On hypothetical observation date 1, each of the underlying shares closes at or above its respective coupon barrier level. Therefore, a hypothetical contingent monthly coupon of $11.50 is paid on the relevant coupon payment date.

On each of hypothetical observation dates 2 and 3, one of the underlying shares closes at or above its respective coupon barrier level but the other underlying shares closes below its respective coupon barrier level. Therefore, no contingent monthly coupon is paid on the relevant coupon payment date.

On hypothetical observation date 4, each of the underlying shares closes below its respective coupon barrier level and accordingly no contingent monthly coupon is paid on the relevant coupon payment date.

You will not receive a contingent monthly coupon on any coupon payment date if the determination closing price of either of the underlying shares is below its respective coupon barrier level on the related observation date.

How to calculate the payment at maturity:

In the following examples, one or both of the underlying shares close below the respective initial share price(s) on each redemption determination date, and, consequently, the securities are not automatically redeemed prior to, and remain outstanding until, maturity.

	Final Share Price		Payment at Maturity
	XOP Shares	GDX Shares
Example 1:	$35.00 (at or above 85% of initial share price)	$28.50 (at or above 85% of initial share price)	$1,007.50 (the stated principal amount and the contingent monthly coupon with respect to the final observation date)
Example 2:	$6.50 (below 85% of initial share price)	$50.00 (at or above 85% of initial share price)	$1,000 + [$1,000 x (share percent change of the worst performing underlying shares + 15%)] = $1,000 + [$1,000 x (-75% + 15%)] = $1,000 + ($1,000 x -60.00%) = $400

Example 3:	$19.00 (below 85% of initial share price)	$3.15 (below 85% of initial share price)	$1,000 + [$1,000 x (share percent change of the worst performing underlying shares + 15%)] = $1,000 + [$1,000 x (-85% + 15%)] = $1,000 + ($1,000 x -70.00%) = $300

In example 1, the final share prices of each of the underlying shares is at or above 85% of its initial share price. Therefore, investors receive at maturity the stated principal amount of the securities and the hypothetical contingent monthly coupon with respect to the final observation date. However, investors do not participate in any appreciation of either of the underlying shares.

In example 2, the final share price of one of the underlying shares is at or above 85% of its initial share price, but the final share price of the other underlying shares is below 85% of its initial share price. Therefore, investors are exposed to the downside performance of the XOP Shares, which are the worst performing underlying shares in this example, and investors lose 1% of principal for every 1% decline in the final share price of the XOP Shares from its initial share price beyond the buffer amount of 15%. The payment at maturity in this example is equal to $400 per security. Investors do not receive the contingent monthly coupon for the final observation date.

In example 3, the final share prices of both of the underlying shares are below 85% of their initial share prices. Therefore, investors are exposed to the downside performance of the GDX Shares, which are the worst performing underlying shares in this example, and investors lose 1% of principal for every 1% decline in the final share price of the GDX Shares from its initial share price beyond the buffer amount of 15%. The payment at maturity in this example is equal to $300 per security. Investors do not receive the contingent monthly coupon for the final observation date.

If the final share price of EITHER of the underlying shares is below 85% of its initial share price, you will be exposed to the downside performance of the worst performing underlying shares at maturity, and your payment at maturity will be less than the stated principal amount per security. Under these circumstances, you will lose some, and up to 85%, of your investment in the securities.

SPDR® S&P® Oil & Gas Exploration & Production ETF Historical Performance

The following graph sets forth the daily closing values of the SPDR® S&P® Oil & Gas Exploration & Production ETF for each quarter in the period from January 1, 2014 through January 28, 2019. You should not take the historical values of the SPDR® S&P® Oil & Gas Exploration & Production ETF as an indication of its future performance, and no assurance can be given as to the price of the SPDR® S&P® Oil & Gas Exploration & Production ETF, including on the redemption determination dates or the observation dates.

SPDR® S&P® Oil & Gas Exploration & Production ETF Daily Closing Prices January 1, 2014 to January 28, 2019

Market Vectors Gold Miners ETF Historical Performance

The following graph sets forth the daily closing values of the Market Vectors Gold Miners ETF for each quarter in the period from January 1, 2014 through January 28, 2019. You should not take the historical values of the Market Vectors Gold Miners ETF as an indication of its future performance, and no assurance can be given as to the price of the Market Vectors Gold Miners ETF, including on the redemption determination dates or the observation dates.

Market Vectors Gold Miners ETF Daily Closing Prices January 1, 2014 to January 28, 2019